UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Xiangdong Zhang
Name:	Xiangdong Zhang
Title:	President

Date: February 12, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Announces Acquisition of Mobile Ad Network

Guangzhou, China, February 12, 2014 – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced that it had recently acquired GetJar, Inc. (“GetJar”), a privately held mobile ad network based in California for $5.3 million in cash. The Company may also issue up to an aggregate of 1,443,074 Class A ordinary shares to the seller of GetJar by early 2016 as earnout payments if certain performance targets are achieved. In addition, the Company will grant certain equity incentives to the management and key personnel of GetJar who will be employed by the Company.

“We are pleased to expand our global footprint with our first international acquisition,” stated Mr. Yuqiang Deng, Sungy Mobile’s chief executive officer. “Our acquisition of GetJar provides our platform with state-of-the-art mobile data analytics capabilities that will support our mobile advertising research and development initiatives, and accelerate our product development process. We are happy to bring GetJar underneath the Sungy Mobile umbrella, and look forward to working with the GetJar team to build out our service offerings together.”

About Sungy Mobile Limited

Sungy Mobile Limited (NASDAQ: GOMO) is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones. Sungy Mobile also operates 3G.cn, a popular mobile internet portal, and a large mobile reading service, in China. For more information about Sungy Mobile, please visit http://www.sungymobile.com.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Sungy Mobile’s growth strategies; Sungy Mobile’s ability to retain and increase its user base and expand its product and service offerings; Sungy Mobile’s ability to monetize its platform; Sungy Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide mobile internet portal services and operate mobile reading services; expected changes in Sungy Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Sungy Mobile’s filings with the U.S. Securities and Exchange Commission. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Sungy Mobile Limited

Laura Huang

Email: IR@sungymobile.com

http://www.sungymobile.com

ICR, LLC

Jeremy Peruski

Tel: +1-646-417-5388

Email: IR@sungymobile.com

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